Exhibit 2

Management’s Discussion and Analysis

March 26, 2004

This Management’s Discussion and Analysis of financial position and results of operations (“MD&A”) should be read in conjunction with the Consolidated Financial Statements of the Company’s fiscal years ended December 30, 2003, 2002 and 2001 as well as the notes to the financial statements. Unless otherwise indicated, all figures are in U.S. dollars. This MD&A is current as of March 26, 2004. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), are to be available within the prescribed filing deadlines on-line at www.sedar.com.

CORPORATE OBJECTIVES, CORE BUSINESSES AND STRATEGIES

Overview

Dorel Industries’ goal is to be one of the premier consumer products companies in North America and Europe. The Company carries out its business in two distinct product areas; Juvenile Products and Home Furnishings. These segments consist of several operating divisions or subsidiaries. Each is managed independently by a separate group of managers. Management of the Company coordinates the businesses of each segment and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

The Juvenile segment operates in both North America and Europe. The North American operations are headquartered from Columbus, Indiana and consist of the Dorel Juvenile Group (DJG) USA and Dorel Juvenile Group (DJG) Canada. Facilities are also located in California, Massachusetts and Quebec. The principal brand names in North America are Cosco and Safety 1st. In addition, DJG North America has a licensing agreement with the well-recognized Eddie Bauer brand name. In Europe, the Juvenile group is headquartered from Cholet, France and includes Ampafrance, and Maxi-Miliaan, based in Helmond, Holland. In addition, major production facilities are located in Telgate, Italy and Villa do Conde, Portugal with sales and/or distribution units in Spain, the United Kingdom, Germany, Belgium, Austria and Switzerland. In Europe, products are marketed under the brand names Bébé Confort, Maxi-Cosi, Quinny, Babidéal, MonBébé, Baby Relax and Safety 1st.

The Home Furnishings segment consists of the Ameriwood Industries group as well as Cosco Home & Office Products and Dorel Asia. The Ameriwood group specializes in ready-to-assemble (RTA) furniture and is headquartered in Wright City, Missouri. In addition to Missouri, significant manufacturing and distribution facilities are located in Michigan, Ohio, Ontario and Quebec. Brand names used by the Ameriwood group are Ameriwood, Ridgewood, Charleswood, Carina and SystemBuild. Cosco Home and Office is located in Columbus, Indiana and in addition to selling under the Cosco brand has a licensing agreement with the Samsonite luggage company. Dorel Asia specializes in sourcing finished goods from the Orient for sale in North America.

The Company’s head office is based in Montreal, Quebec, Canada. In addition to the facilities above, the Companies subsidiaries have North American showrooms in Toronto, Ontario and High Point, North Carolina. In total, the Company operates in fourteen countries with sales made throughout the world and employs approximately 4,500 people.

Dorel’s ultimate goal is to satisfy consumer needs while achieving maximum financial results for its shareholders. This is accomplished by emphasizing high quality products that are accessible to all consumers and by continually investing in new product development. The Company’s growth has resulted from both increasing sales of existing businesses and by acquiring businesses that Management believes add value to the Company

Sales Philosophy and Channels of Distribution

Dorel conducts its business through a variety of sales and distribution arrangements. These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel’s products, the Juvenile Products Segment does advertise and promote its products through the use of advertisements in specific magazines and multi-product brochures.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop particularly successful and mutually beneficial relationships with major retailers. As an example of this commitment to service, the Company has been awarded more than 40 Awards of Excellence from its major customers since 1992. This level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel’s sales representatives and the customers. To this end, permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established. These dedicated account teams provide these customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

OPERATING SEGMENTS

Juvenile Products Segment

The Juvenile Products Segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest Juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc., and when combined with its European operations, is the largest Juvenile products company in the world, within its categories.

Although Dorel manufactures and sells Juvenile products at all price levels -entry level to high-end price points - Dorel's products are designed for consumers whose priorities are safety and quality at reasonable prices. Its products are sold principally through mass merchants, department stores and hardware/home centres. In recent years, licensing agreements with well-recognized brand names have accelerated the entry into the higher priced Juvenile products market. In Europe, Dorel also sells higher-end Juvenile products to boutiques and smaller stores along with major European chains.

Home Furnishings Segment

The Home Furnishings Segment produces ready-to-assemble (RTA) furniture, metal folding furniture, futons, step stools, ladders and other imported furniture items. RTA furniture is manufactured and packaged as component parts and is assembled by the consumer and consists of office furniture, metal and wood home office furniture, computer tables, microwave stands, entertainment and home theater units. RTA furniture, by its nature, is a reasonably priced alternative to traditional wooden furniture. Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centers. With the acquisition of Carina, Dorel is now the second largest producer of RTA furniture in North America. The Company’s competitors include Bush Industries, O’Sullivan Industries and Sauder. Besides these large RTA manufacturers, the Home Furnishings industry segment that Dorel competes in is characterized by a large number of smaller competitors. As such, there is little market share information available that would determine the Company’s size or performance in relation to these competitors.

BUSINESS ACQUISITIONS

Part of Dorel’s growth strategy is through strategic acquisitions. In 2003 Dorel made two business acquisitions.

In February 2003 Dorel acquired Ampa Development SAS (Ampafrance) of Cholet, France a developer, manufacturer, marketer and distributor of juvenile products including strollers, car seats and other juvenile products for a total consideration of $247.2 million, including all related acquisition costs. Founded in 1875, Ampa was a privately-held organization universally known in France through its major brands: Bébé Confort, Babidéal, MonBébé and Baby Relax. The Company’s brands are extremely well-recognized and have gained wide acceptance from consumers for their high quality, broad and innovative product lines that incorporate state-of-the-art features and up-to-date fashion. The Ampa Group or Bébé Confort, as it is widely known throughout much of Europe, is a leading force in the French market with long-established distribution channels through independent retailers and mass merchants. Products, in all price categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories.

Prior to being acquired, Ampa’s sales in the fiscal year ended September 30, 2002 were approximately $US187 million. It has manufacturing facilities in France, Italy and Portugal and employs over 1,000 people. They are an ideal addition to Dorel’s existing European operations. Dorel’s traditional strength in Europe is in the North in countries such as the Netherlands, Germany, the UK and Belgium. On the other hand, Ampa is strong mainly in France, Spain, Italy and Portugal. A large portion of Ampa’s products are currently manufactured in their own European factories, backed by lines of imported products.

In September 2003, the Company acquired all the outstanding common shares of Carina Furniture Industries Ltd., a developer, manufacturer, marketer and distributor of ready-to-assemble (RTA) furniture for a total consideration of $39.9 million, including all related acquisition costs. The addition of Carina, and its SystemBuild brand is expected to make Dorel the number two RTA furniture producer in North America and will allow the Company to strengthen retail sectors where it has not had a solid share of the market. It is a highly strategic complement to Dorel’s current RTA furniture operations in that Carina has excellent relationships in the office superstore and do-it-yourself retail chains in both the U.S. and Canada. It opens markets where traditionally the Company has not been strong with retailers such as Lowe’s, Menards, OfficeMax, Staples, Home Depot, Home Hardware, and Wal-Mart Canada.

Subsequent to year-end and therefore not included in any of the figures contained herein, the Company signed a purchase agreement to acquire Wisconsin-based Pacific Cycle, a designer and supplier of bicycles and other recreational products. The total value of the all-cash transaction was $310 million and is being financed through amended debt facilities. Pacific Cycle’s annual sales are in excess of $325 million. Founded in 1977, Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. It distributes its brands through its strong relationships with high volume retailers, particularly in the mass channel as well as sporting goods chains and specialty independent dealers. This broad distribution has enabled Pacific Cycle to garner an industry-leading 27% share of total U.S. bicycle sales including 44% of the bicycle sales in the mass merchant sector. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Pacific will be run as a stand-alone Dorel division and will be reported under a third segment to be known as Recreational/Leisure.

SELECTED FINANCIAL INFORMATION (all figures in thousands except per share amounts)

Income Statement for the Years ended:

December 30, 2003	December 30, 2002	December 30, 2001

$	% of sales	$	% of sales	% change	$	% of sales

SALES	$1,163,766	100.0%	$ 992,073	100.0%	17.3%	$ 916,769	100.0%

EXPENSES
Cost of sale	857,606	73.7%	760,423	76.6%	12.8%	718,123	78.3%
Operating	153,741	13.2%	106,969	10.8%	43.7%	97,164	10.6%
Amortization	29,251	2.5%	24,850	2.5%	17.7%	21,168	2.3%
Amortization of goodwill	-	0.0%	-	0.0%	0.0%	7,990	0.9%
Research and development costs	6,465	0.6%	3,698	0.4%	74.8%	2,569	0.3%
Product liability	-	0.0%	-	0.0%	0.0%	20,000	2.2%
Interest on long-term debt	15,512	1.3%	9,987	1.0%	55.3%	17,643	1.9%
Other interest	565	0.0%	452	0.0%	25.0%	819	0.1%

1,063,140	906,379	885,476

Income from continuing operating before income taxes	100,626	8.6%	85,694	8.6%	17.4%	31,293	3.4%

Income taxes	25,600	2.2%	24,099	2.4%	6.2%	4,731	0.5%

Income from continuing operations	75,026	6.4%	61,595	6.2%	21.8%	26,562	2.9%

Loss from discontinued operations	-	0.0%	-	0.0%	0.0%	(1,058)	-0.1%

NET INCOME	$ 75,026	6.4%	$ 61,595	6.2%	21.8%	$ 25,504	2.8%

EARNINGS PER SHARE:
Basic
Income from continuing operations	$ 2.36	$ 2.05	$ 0.94

Net income	$ 2.36	$ 2.05	$ 0.91

Diluted
Income from continuing operations	$ 2.32	$ 2.00	$ 0.93

Net income	$ 2.32	$ 2.00	$ 0.89

Selected Balance Sheet Data as at:

December 30, 2003	December 30, 2002	December 30, 2001

Total Assets	$ 1,110,557	$ 614,742	$ 610,123

Long-term Financial Liabilities
Long-term debt	$ 290,179	$ 84,846	$ 227,389

Other long-term liabilities	$ 10,580	$ 516	$ 537

2003 versus 2002

Income Statement

Sales growth in the year was driven by the Ampafrance (Ampa) acquisition in February 2003 and Carina Industries in September 2003. The acquisitions of Ampa in Europe and Carina in Canada allowed the Company to expand its business and diversify both its customer base and product range. With the exception of DJG USA, all divisions posted either sales increases or relatively flat results when compared to 2002. Despite the sales decrease and higher product liability costs at DJG USA, net income for that subsidiary was similar to that of last year. The Ameriwood RTA group suffered margin pressure throughout the year, but effectively offset this with the continued turn around of the Dorel Home Products futon business.

The gross margin improvement of 290 basis points can be attributed not only to the higher margins at Ampa, but also to substantial improvements at DJG USA and DJG Canada. These improvements were offset somewhat by a slight decrease within the Home Furnishings segment.

The above two factors were the principal drivers behind the Company’s ability to deliver a 22% increase in net income for the year. More detailed expense and earnings analysis can be found within the segmented results discussion that follows.

Foreign exchange rates were a negative issue in 2003 for many multi-national Canadian corporations as the U.S. dollar weakened against its Canadian counterpart. In Dorel’s case, this negative was felt in the Home Furnishings segment where three Canadian plants manufactured and exported products to the U.S. Fortunately, with the Juvenile segment the increased proportion of European business within the Dorel group provided an offset against this negative impact. In addition DJG Canada, an importer of U.S. dollar denominated goods benefited on sales to its Canadian customers. Therefore, the overall impact of exchange rates on the Company’s earnings was not material.

Interest expenses in 2003 were up from 2002 as a direct result of borrowings for the Ampafrance and Carina acquisitions. Income taxes increased slightly to $25.6 million from $24.1 million in 2002. However, Dorel’s tax rate decreased in 2003 from 28.1% to 25.4%. This change in the tax rate is attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates.

Balance Sheet

The Company’s balance sheet changed significantly in the year due to both business acquisitions and foreign exchange rates. Financial leverage increased in the year as both of the acquisitions were financed with debt.

The increase in total assets of $496 million can be summarized as follows:

Acquisition of Ampafrance and Carina:	$ 408
Conversion of Euro denominated assets:	69
Other:	19

Total:	$ 496

The reasons for the increase in long-term debt of $205 million can be summarized as follows:

Acquisition of Ampafrance and Carina:	$ 228
Re-purchase of securitized receivables:	28
Reduction of bank indebtedness and in cash at year-end:	26
Free cash flow generated in the year:	(60)
Received from stock issuance:	(18)
Other:	1

Total:	$ 205

Two of the most significant changes in the assets were in goodwill and other intangibles. The Ampafrance acquisition created $160.5 million of goodwill and $65.8 million of other intangibles. Additional details regarding this acquisition may be found in Note 3 to the financial statements. The intangibles were recognized for the strength of the Ampafrance trademarks, principally the Bébé Confort name. The acquisition of Carina also created goodwill in the amount of $34.6 million. Over and above these acquisitions, the foreign exchange conversion of the European companies within Dorel at the end of 2003 increased the overall value of goodwill by approximately $30 million and of intangibles by $11 million respectively.

The long-term future (previously referred to as deferred) income tax liability on the balance sheet was also affected by the Ampa acquisition. Increases in the values of capital assets and other intangibles at the time of acquisition resulted in the creation of a long-term future tax liability of $32 million. This accounts for the majority of the increase over last year’s figure of $10.3 million to the 2003 year-end figure of $45.1 million.

Working capital at the end of 2003 was $195.2 million compared to $173.8 million in 2002. Equity increased to $494.9 million from $354.0 million.

The Company’s subsidiaries are considered as self-sustaining. As such, any foreign exchange fluctuations on conversion of non-U.S. functional currency subsidiaries to the U.S. dollar are included in the Cumulative Translation Adjustment (CTA) account as opposed to the income statement. In 2004, exchange rates had a positive impact on the balance sheet as the CTA account increased from $2.9 million to $51.0 million.

2002 versus 2001

Unlike in 2003, sales growth in 2002 versus 2001 was driven substantially by organic growth. The only acquisition in 2001 was that of Quint B.V. (also known as Quinny), located in the Netherlands. It was a strategic acquisition as it opened up the stroller market for Dorel’s other Dutch company, Maxi-Miliaan. The sales of Quinny strollers in Europe, car seat sales in North America and success in Dorel’s imported Home Furnishings businesses accounted for the 8% sales increase in 2002. The 130 basis point improvement in gross margins came from both business segments. In Juvenile, a great deal of emphasis was placed on controlling customer deductions for such things as returns and other allowances. In both North America and Europe, duplicate expenses incurred in 2001 in connection with revamped distribution networks were eliminated. In Home Furnishings, lower material costs and improved efficiencies within the RTA group and in the futon business accounted for the bulk of the improvement.

Though slightly higher over the prior year, operating costs, amortization and research and development expenses were not materially different between the two years. Two exceptions were the amortization of goodwill, which was eliminated in 2002 in conjunction with the new accounting standards adopted at that time and a one-time product liability cost of $20 million that was incurred in 2001 in connection with the establishment of a new self-insurance program for a portion of Dorel's insurance coverage. Due to drastic increases in insurance costs, Dorel made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. The one-time charge was based on the Company’s latest actuarial reports and was not related to specific cases. It was a general provision required as part of increased self-insurance to address the potential liability risks and associated costs of the Company’s products currently in the market place.

Interest expenses in 2002 were down from 2001 as improved cash flow and the funds received from a stock issuance in May 2002 reduced debt levels significantly throughout the year. Income taxes jumped to $24.1 million from $4.7 million based on the Company’s much improved pre-tax income. Dorel’s tax rate increased in 2002 from 12% to 28%. The increase in the tax rate is attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates. Due to the fact pre-tax earnings were much lower in 2001 and that certain fixed costs are tax deductible regardless of the pre-tax earnings levels within a given jurisdiction, the rate was significantly reduced in that year. Finally, an amount of $1 million was expensed in 2001 in connection with the final closure of the Fort Smith crib manufacturing facility that was included in the discontinued operations figure in the 2000 year-end results.

Total asset levels were consistent year-to-year. Long-term debt repayments of $142 million was made with the free cash flow generated by the Company in 2002, as well as the net proceeds of a share offering in the amount of US$72.4 million. The Company had issued 2,929,200 shares from treasury for gross proceeds of CAN$112.8 million.

Results by Quarter (all figures in thousands)

Quarter Ended

31-Mar-03	30-Jun-03	30-Sep-03	30-Dec-03	Total

Sales	$ 276,885	$ 264,740	$ 298,464	$ 323,677	$ 1,163,766
Cost of sales	202,465	188,404	223,629	243,108	$ 857,606

Gross profit	74,420	76,336	74,835	80,569	306,160

As a percentage of sales	26.9%	28.8%	25.1%	24.9%	26.3%
Expenses
Operating	34,741	39,972	36,457	42,571	153,741
Amortization	7,263	7,039	7,459	7,490	29,251
Research and development costs	1,793	2,089	2,872	(289)	6,465
Interest on long-term debt	3,111	4,202	4,159	4,040	15,512
Other interest	(4)	264	238	67	565

Total expenses	46,904	53,566	51,185	53,879	205,534

Income before taxes	27,516	22,770	23,650	26,690	100,626
As a percentage of sales	9.9%	8.6%	7.9%	8.2%	8.6%
Income taxes	8,267	6,509	4,883	5,941	25,600

Net income	19,249	16,261	18,767	20,749	75,026

As a percentage of sales	7.0%	6.1%	6.3%	6.4%	6.4%

Earnings per share
Basic	$ 0.61	$ 0.51	$ 0.59	$ 0.64
Diluted	$ 0.60	$ 0.50	$ 0.58	$ 0.64

Quarter Ended

31-Mar-02	30-Jun-02	30-Sep-02	30-Dec-02	Total

Sales	$ 254,983	$ 239,992	$ 256,110	$ 240,988	$ 992,073
Cost of sales	195,220	184,370	196,637	184,196	$ 760,423

Gross profit	59,763	55,622	59,473	56,792	231,650

As a percentage of sales	23.4%	23.2%	23.2%	23.6%	23.4%
Expenses
Operating	26,750	24,725	26,324	29,170	106,969
Amortization	5,979	6,045	6,119	6,707	24,850
Research and development costs	1,086	1,585	1,503	(476)	3,698
Interest on long-term debt	3,239	2,228	2,492	2,028	9,987
Other interest	(24)	151	212	113	452

Total expenses	37,030	34,734	36,650	37,542	145,956

Income before taxes	22,733	20,888	22,823	19,250	85,694
As a percentage of sales	8.9%	8.7%	8.9%	8.0%	8.6%
Income taxes	7,005	5,992	6,478	4,624	24,099

Net income	15,728	14,896	16,345	14,626	61,595

As a percentage of sales	6.2%	6.2%	6.4%	6.1%	6.2%

Earnings per share
Basic	$ 0.56	$ 0.50	$ 0.52	$ 0.47
Diluted	$ 0.55	$ 0.49	$ 0.51	$ 0.46

There were no significant events that materially affected the Company’s operating results in the fourth quarter of either 2003 or 2002. One expense line item that is inconsistent with the first three quarters is research and development (R &D). The expense in the fourth quarter of both years was lower when compared to the other three quarters. This is due to the fact that within the Juvenile segment, it is the Company’s policy to capitalize and amortize over a period of two years those costs that meet specific criteria as identified under Canadian GAAP. Only when successful new products are identified can costs pertaining to those products be capitalized. As was the case in the fourth quarter, this can have the impact of costs being capitalized that were previously expensed.

Dorel’s seasonality of sales can vary from year to year. In 2003, the fourth quarter was the strongest of the year, even when removing the impact of the two acquisitions in the year. The seasonality excluding acquisitions is shown below. One trend that is consistent is that sales tend to be their lowest during the second quarter of the year. The acquisition of Pacific Cycle in 2004 will have an impact on the Company’s overall seasonality of sales as the second quarter for the bicycle industry is its strongest. This will have the effect of further reducing the sales variations by quarter in 2004.

Sales Seasonality - adjusted for acquistions in 2003

2001
2002
2003
QTR 1
QTR 2
QTR 3
QTR 4
2001
2002
2003

Sales by Quarter - 2001 to 2003
(Not adjusted for acquistions in 2003)
Sales ('000)
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2001
2002
2003
Year
QTR 1
QTR 2
QTR 3
QTR 4

Segmented Results

Dorel’s segmented results are summarized below (all figures in thousands):

2003	2002	Change

$	% of sales	$	% of sales	$	%

Juvenile
Sales	670,106	100.0%	528,446	100.0%	141,660	26.8%
Gross Profit	200,879	30.0%	129,541	24.5%	71,338	55.1%
Operating Expenses	108,020	16.1%	68,146	12.9%	39,874	58.5%
Amortization	22,157	3.3%	16,291	3.1%	5,866	36.0%
Research and Development	4,777	0.7%	2,115	0.4%	2,662	125.9%
Earnings from operations	65,925	9.8%	42,989	8.1%	22,936	53.4%

Home Furnishings
Sales	493,660	100.0%	463,627	100.0%	30,033	6.5%
Gross Profit	105,281	21.3%	102,109	22.0%	3,172	3.1%
Operating Expenses	30,752	6.2%	28,701	6.2%	2,051	7.1%
Amortization	6,009	1.2%	7,294	1.6%	(1,285)	-17.6%
Research and Development	1,688	0.3%	1,583	0.3%	105	6.6%
Earnings from operations	66,832	13.5%	64,531	13.9%	2,301	3.6%

Note: Effective January 1, 2003, the Ready-to-Assemble and Home Furnishings segments as previously reported, were combined into one operating segment referred to as Home Furnishings. This change reflects the similar nature of customers, products, production processes and distribution channels employed by the business units that make up these operating segments. The prior years have been restated to reflect the combination of these segments

Juvenile

The acquisition of Ampa in February 2003 was the single largest event in the Juvenile segment. As can be seen in the segmented information contained in Note 25, sales originating in Europe jumped to 23% of Dorel’s overall sales in 2003 versus only 9% in 2002 and all of this increase was in the Juvenile segment. Dorel’s European operations as a whole helped compensate for what was a disappointing sales year in the U.S. However as a positive, margins in the U.S.A. climbed by over 300 basis points. When DJG USA is combined with the Company’s Canadian operations, North America as whole managed to maintain the same level of profitability as last year on approximately $50 million dollars less of sales.

Operating expenses in the Juvenile segment were also impacted by Ampa. Approximately two-thirds of the increase in dollar terms was due to the inclusion of the new acquisition. The remaining increase in costs was at both DJG USA and in Dorel’s other European operations. In the U.S., higher product liability costs, offset by a reduction in selling expenses, accounted for approximately one half of the increase. It should be noted that product liability costs were higher than the prior year, but were as anticipated. In Europe, the stronger Euro and certain one-time costs in association with the integration of Ampa, accounted for the other half of the increase.

Amortization was higher in 2003, again due to the inclusion of Ampa (approximately one-half of the increase), but also due to higher amortization at DJG Europe where the amortization of R & D costs were higher than the prior year. R & D costs, other than amortization, increased over last year due to the inclusion of Ampa.

This segment benefited from the weakness of the US dollar at an operational level in both North America at DJG Canada and in Europe at Ampa. DJG Europe was less able to capitalize on the situation as they had hedged their purchases at rates similar to last year’s. Translation of the European results themselves also benefited the Company this year. It should be noted that these positives helped offset the negative impact of exchange felt in the Home Furnishings segment whose Canadian production facilities were hurt by the rising costs associated of a U.S. functional company operating in Canada and shipping to the U.S.

At the beginning of 2003, the Company had provided guidance for 2003 sales to reach between $710 and $750 million with earnings from operations to range from between 10% to 11% of sales. During the year, the sales guidance was lowered to $675 to $715 million while earnings from operations were maintained at the same percentage of sales. The final actual sales figure was $670.1 million and earnings from operations was 9.8% of sales. This was just below the guidance issued, due principally to lower sales in the U.S. as a result of the lack of timely new product introductions. This trend was reversed in the fourth quarter of 2003 and Juvenile sales reached their highest levels ever.

Home Furnishings

The Home Furnishing segment acquired Carina Industries in September 2003. Therefore, their results are included for only four months of the year. Cosco Home and Office and Dorel Asia continue to grow but only accounted for one-third of the segment’s sales. The real driver of this segment remains the RTA business. Consisting of Ameriwood, Dorel Home Products and now Carina, RTA sales increased over the prior year, though organic sales growth was relatively flat. When compared to others in the RTA industry this is a standout performance. Margins were eroded by pricing pressure, some cost increases and the weak US dollar which affected the Company’s Canadian plants. The addition of Carina and its sales channels and the strong performance of the futon business allowed the RTA group as a whole to match last year’s earnings levels. The DHP futon plant in particular has become one of the most cost effective in the Dorel group. In 2001 this plant was losing money, whereas in 2003 it contributed positively to earnings.

Gross margins for the segment decreased slightly in 2003. This decrease was due mainly to both some cost increases in raw materials, mainly board prices, and price reductions given to the Company’s customers on RTA products. Operating costs for the segment as a whole were well contained. Costs did, however, increase disproportionately at Cosco Home and Office, as this division continues to incur “infrastructure” costs in order to transform itself into a stand-alone unit, separate from the DJG USA unit within the Juvenile segment. Additional operating costs also came along with the Carina acquisition, however they are expected to decrease in 2004 with the anticipated plant closure.

For the year, the segment met earnings expectations despite some sales disappointments. In 2003 preliminary guidance called for sales of between $500 and $550 million with earnings from operations of between 13% and 14% of sales. Actual results were sales of $494 million with earnings of 13.5% of sales. The slight shortfall in actual sales versus the guidance was in the RTA group as both Cosco Home and Office and Dorel Asia met and or exceeded expectations.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Free cash flow, defined as cash flow from operations less capital expenditures was $60.2 million in 2003 versus $101.7 in 2002, detailed as follows (figures in thousands):

2003	2002	Change

Cash flow from operations before changes in on-cash working capital:	112,924	80,716	32,208
Change in:
Inventories	(20,356)	12,831	(33,187)
Accounts payable and other liabilities	34,809	24,931	9,878
Income taxes payable	(12,098)	15,208	(27,306)
Other	(4,833)	(6,748)	1,915

(2,478)	46,222	(48,700)

Cash flow from operations	110,447	126,938	(16,491)

Less:
Additions to capital assets-net	(34,076)	(15,840)	(18,236)
Deferred charges	(11,659)	(5,818)	(5,841)
Intangible assets	(4,491)	(3,571)	(920)

(50,226)	(25,229)	(24,997)

FREE CASHFLOW	(60,220)	101,709	(41,489)

During 2003, cash flow from operations declined $16.5 million. The main reasons for the decrease were higher inventory levels at the end of 2003 as well as the timing of accounts payable disbursements and income tax payments in 2003 versus the prior year. In the year, $34.1 million was spent on capital assets, a significant increase over the prior year. Newly acquired Ampa accounted for approximately $4.5 million of this amount, with existing businesses accounting for the difference. The “factory of the future” project at Columbus, Indiana facility was started and as of December 30, 2003 was approximately one-third complete. When originally announced, this project was budgeted to cost approximately $26 million and was scheduled to be completed in mid-2004. The project’s timeline and cost remains on plan.

Also a new process for futon mattress production, unique in North America, was being installed at Dorel Home Products. This $4 million project will allow for more efficient, environmentally friendly production going forward. This will provide the Company with an edge in both quality and manufacturing cost. The first mattresses using the new machinery were produced during the first quarter of 2004. In addition, there are two major computer implementations in progress at DJG USA and at DJG Europe. These four projects make up the great majority of the $26.2 million listed as construction-in-progress in Note 6. The increase in deferred charges in 2003 can be attributed to additional spending on new product development, including spending at Ampa, as well as costs associated with new debt facilities that were put into place in the year.

In 2001, the Company had entered into an agreement with a third party to sell eligible accounts receivable at a discount. Under this agreement, the Company acted as the servicer of the receivable and was permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts were collected on previously sold receivables. This agreement was terminated in 2003 with the repurchase of accounts receivable in the amount of $27.8 million. Finally, a total of $16.2 million was capitalized in reference to deferred research and development costs, costs in connection with new borrowings and other patents, trademarks and licences.

Effective February 10, 2003, the Company issued $55 million of Series "A" Senior Guaranteed Notes and $55 million of Series "B" Senior Guaranteed Notes, bearing interest at 5.09% and 5.63%, respectively, with principal repayments due on February 11, 2008 and February 10, 2010. These notes were in addition to notes already issued by the Company.

Effective March 31, 2003 the Company obtained a $250 million unsecured credit facility. This facility replaced the Company’s previous facility. As of December 30, 2003 the Company was compliant with all covenants under this facility. Subsequent to year, this facility was amended to allow for borrowings up to $470 million to allow for the acquisition of Pacific Cycle. In connection with the new higher borrowing levels, certain covenants were amended. The Company expects to remain compliant with all covenant requirements going forward.

Contractual Obligations

The following is a table of all contractual obligations as of December 30, 2004 (figures in thousands):

Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Lease commitments	70,231	17,186	25,159	14,668	13,218

Long-term debt	290,179	7,758	112,135	70,092	100,194

Total contractual obligations	360,410	24,944	137,294	84,760	113,412

As detailed previously, the Company is in the midst of a significant plant expansion at DJG USA. As such, it has commitments to various contractors and suppliers of equipment to complete the expansion. It is expected that these funds will be disbursed in 2004.

Over and above long-term debt in the contractual obligation table, included in the Company’s long-term liabilities are the following amounts:

Post-retirement benefit obligation: As detailed in Note 15, this amount of $13.8 million pertains to one of the Company's subsidiaries defined benefit post-retirement plan for specific employees. Funding of the plan in 2004 is expected to range from $0 to $1.9 million.

Other long-term liabilities, which consists of (millions):
- Government mandated employee savings plans in Europe, the majority of which are due after five years	$ 6.5
- A balance of sale in reference to the Carina acquisition, due in 2005	2.3
- Environmental liability, due over an indeterminable period	0.5
- Other, due throughout the next five years	1.3

$ 10.6

RISKS AND UNCERTAINTIES

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the U.S. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. Dorel has made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. Although Dorel believes its product liability insurance structure is sufficient, no assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Credit Risk

Most of Dorel’s sales are to major retail chains. In recent years, the retail environment has been highly competitive. If major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize these types of risks.

Concentration of Sales

For the year ended December 30, 2003, approximately 49% of Dorel’s sales were made to its two largest customers. This compares to 69% of Dorel’s sales made to its three largest customers in 2002. Dorel does not have long-term contracts with its customers, and as such sales are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Foreign Currency

Effective January 1, 2003, as a result of the increasing proportion of operating, financing and investing activities denominated in the U.S. dollar, the Company’s principal Canadian operations changed their functional currency from the Canadian dollar to the U.S. dollar. As a result of this change, all monetary assets and liabilities of the Company’s non-European operations denominated in currencies other than the U.S. dollar are translated at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at historical exchange rates. Resulting income and expenses are translated at the approximate exchange rates in effect when the transaction occurred.

Dorel’s operating units outside of the U.S. assume the majority of the Company’s foreign exchange risk with respect to both its purchases and sales. Dorel’s Canadian operations tend to benefit from a stronger U.S. dollar as large portions of its sales are to the U.S. and the majority of its costs are in Canadian dollars. Dorel’s European operations tend to suffer from a stronger U.S. dollar as large portions of its purchases are in U.S. dollars while its sales are not. Where advantageous, the Company uses futures and forward contracts to hedge against these adverse fluctuations in currency.

The Company’s subsidiaries are considered self-sustaining. As such any foreign exchange fluctuations that occur upon the translation of their local currency financial statements are reflected in the CTA account on the balance sheet as opposed to the consolidated income statement.

Environmental

All Dorel segments currently operate within existing environmental regulations. Dorel made nominal capital expenditures with respect to environmental protection matters in 2003. Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998. A provision at December 30, 2003 of $0.5 million has been set-up in connection with this liability. Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Raw Material Costs

Dorel purchases both raw materials and finished goods. The main commodity items purchased for production include particle board, plastic resins, linerboard, and textiles. Particle board prices were generally lower in 2003 than 2002, reaching very low levels for the first part of the year with prices starting to increase towards year end. Plastic resin prices also increased in 2003. Linerboard prices remained relatively constant throughout 2003. Textile prices fluctuated in 2003, with cotton prices increasing significantly towards year-end and polyester staple fiber costs also rising towards year end. The largest commodities in the Company’s purchased finished goods are steel, aluminum and wood. In addition, Dorel is among the world’s largest 50 purchasers of ocean freight container transport from the Orient. Container freight costs were higher in 2003 relative to 2002 as supply was tight in both eastbound trans-pacific and Asia-Europe lanes. As a result, the Company is exposed to market risk related to changes in the prices of these commodity items.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

These statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant account policies is listed in Note 2 to the financial statements.

The Company believes the following are the most critical accounting policies that affect Dorel’s results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

•

Goodwill: Under the new rules it is required that goodwill with an indefinite life will no longer be amortized to income. Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit’s net assets including goodwill, thus indicating impairment. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices, discounted cash flows and net realizable values. In estimating the fair value of a reporting unit, the Company chose a valuation method and made assumptions and estimates in a number of areas, including future cash flows and discount rates.

•

Product Liability: The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The estimated product liability exposure was calculated by an independent actuarial firm based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2003. Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

•

Pension Plans and Post Retirement Benefits:  The costs of pension and other postretirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.

•

Allowances for Sales Returns and other Customer Programs: At the time revenue is recognized certain provisions may also be recorded, including returns and allowances, which involve estimates based on current discussions with applicable customers, historical experience with a particular customer and/or product, and other relevant factors. Historical sales returns, allowances, write-offs, changes in our internal credit policies and customer concentrations are used when evaluating the adequacy of our allowance for sales returns. In addition, the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Historical sales data, written and verbal agreements, customer vendor agreements, changes in our internal credit policies and customer concentrations are analyzed when evaluating the adequacy of our allowances.

•

Foreign Currency Translation: The financial statements of the Company’s self-sustaining operations whose functional currency is other than the U.S. dollar are translated from such functional currency to the U.S. dollar using the current rate method. Resulting unrealized gains or losses are accumulated as a separate component of shareholders’ equity. If any of the Company’s foreign currency subsidiaries were to be deemed as integrated as opposed to self-sustaining, these gains or losses would be included in the income statement as opposed to the balance sheet and could materially affect the results for the year.

Future Accounting Changes

As a result of accounting pronouncements by the Canadian Institute of Chartered Accountants, the following two accounting changes are required beginning in 2004:

•

Stock Based Compensation: The Company will adopt, on a prospective basis, effective for fiscal years beginning before January 1, 2004, the Canadian Institute of Chartered Accountants Section 3870 “Stock Based Compensation and other Stock Based Payments” which will require the Company to recognize as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected for prospective treatment of this section, only option grants issued in 2003 or later will have an impact on Dorel’s operating results. Given the volume of stock options issued by the Company, this accounting change is not expected to have a material impact in 2004.

•

Hedging Relationships: Effective January 1, 2004, the Company will adopt the recommendations of the Canadian Institute of Chartered Accountants Guideline 13 “Hedging Relationships”, which establishes certain conditions for when hedge accounting may be applied. The Company is studying the new guideline and is preparing for the implementation of the hedging provisions. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in income.

OUTLOOK

Guidance for 2004 was issued on January 14, 2004 and it was announced that Dorel expects to earn from $3.25 to $3.35 per diluted share for the fiscal year ending December 30. This guidance includes the announced acquisition of U.S.-based bicycle designer and supplier, Pacific Cycle. With the acquisition of Pacific Cycle, Dorel will now have a third reporting segment, “Recreational/Leisure”, in addition to its current Juvenile and Home Furnishings segments.

Juvenile Segment

For 2004, the Juvenile Segment is expected to record sales of between $750 and $800 million, with earnings from operations of between 10% and 11% of sales. Growth will come both from Dorel’s traditional juvenile businesses as well as from the Ampa Group, acquired a year ago. As the Ampa Group was acquired in February of 2003, the majority of the sales increase in this segment will be internally generated. With the acquisition of Ampafrance and its powerful juvenile brands, Dorel significantly strengthened its market share throughout Europe in 2003. In 2004 this solid position should benefit from an even more cohesive plan that is evolving under the recently expanded Dorel Juvenile Group Europe, headed by Ampa President Dominique Favario. In North America several new juvenile products were launched during the second half of 2003 last year and Dorel is expecting that these new products will drive new sales. The strong Canadian dollar and the strong Euro should help both the segment’s European and Canadian operations in 2004.

Home Furnishings Segment

For 2004, the Home Furnishings segment should record sales of between $540 million and $590 million, with earnings from operations of between 11% and 12% of sales. Growth will be derived both organically and from the recently acquired Carina Furniture. Of the three business units within the segment, RTA furniture provides the dominant portion of Home Furnishings revenues and earnings. The acquisition of Carina has provided a broader product line and customer base. This along with aggressive sales efforts means that RTA revenues are expected to increase as market share continues to grow.

However, several issues are expected to lower margins. Some of the new business that is expected will be at lesser margins than historically achieved. In addition board prices have increased quite dramatically since the fall of 2003 and with capacity reductions in the board industry, prices are expected to continue to rise into the foreseeable future. This will negatively effect margins in the short term, but the Company is hopeful that it will be able to counteract some of these pressures during the second half of the year. The continued strength of the Canadian dollar also affects RTA’s profitability. A portion of Dorel’s RTA sales in the U.S. are generated from Canadian factories. As the Canadian dollar compared to the U.S. dollar is expected to remain stronger in 2004 versus 2003, this will put pressure on earnings. The segment’s other two units, Cosco Home & Office and Dorel Asia, are both import businesses and are unaffected by the strength of the Canadian dollar. Both continue to grow and are expected to contribute improved performances in 2004. Cosco Home & Office will be broadening its product line in 2004 and Dorel Asia is expected to add several new accounts.

Recreational / Leisure Segment

The Pacific Cycle transaction was concluded close early in February of 2004. Sales in the new Recreational/Leisure segment are expected to be in the range of $335 million to $375 million for the 11 months of 2004. Earnings from operations as a percentage of sales are expected to be between 11.5% and 12.5%. As this is a new business for Dorel, the Company is being prudent in its expectations. As was announced in January 2004, the management team at Pacific is remaining with Dorel.

Other

While the Company is still is the process of finalizing its new corporate structure to incorporate Pacific, the overall corporate tax rate is expected to be in the area of 20% for fiscal 2004.

FORWARD LOOKING STATEMENTS

Certain sections of this Management’s Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of this Management’s Discussion and Analysis and in the Corporation’s Annual Information Form.